
Roll-On
batch no.

Jason M. · 3rd

Distilled Bath and Body Inc

Fort Collins, Colorado, United States · Contact info

329 connections

Distilled Bath and Body

Colorado School of Mines

Experience

Co-Owner
Distilled Bath and Body
May 2019 - Present · 2 yrs 11 mos

IT Manager
Automation-X
Nov 2014 - May 2019 · 4 yrs 7 mos
Fort Collins, Colorado Area

I was the head of IT and Netsuite Administration for one of the largest oil and gas automation companies. Modernized company IT infrastructure by moving all functionality into the cloud(AD, email, ERP etc) and implemented new security procedures. ...see more

SEO and eCommerce Manager
Cantitoe Road
Jan 2014 - Nov 2014 · 11 mos
Fort Collins, Colorado Area

I managed www.cantitoeroad.com (a bicycle accessories importer, distributor, and retailer) using 3dCart's CMS as well as Cantitoe Road's Amazon Seller Central account. ...see more

Missionary/Nonprofit Project Manager
MINISTERIO DE AMOR PELA FE INTERNACIONAL
Jul 2011 - Jan 2014 · 2 yrs 7 mos
Guinea-Bissau

I believe and understand that management is always communication based. Even project or financial management is ultimately managing people. I encourage earnest and sincere relationships and constant clear communication. ...see more

Client Services
Support One, Inc
May 2012 - Sep 2013 · 1 yr 5 mos
Golden, CO

I was responsible for software and IT support, upgrades, and implementation for: SAP Business One, Crystal Reports, SAP On-Demand, iVend POS, iVend eCommerce, and SAP ByDesign. This software gave me expertise with enterprise resource planning (ERP), customer resource management, eCommerce, Point of Sale and financial

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Education

Colorado School of Mines
Bachelor of Science, Economics
Activities and societies: Drama Club Technical Director, Kayak Club, Ballroom Dance Club, Campus Crusade

Eagle Valley High School

Colorado School of Mines
Minor, Materials Engineering
2001 - 2008
Activities and societies: Drama, Kayak Club, Ballroom Dance, FCA, Campus Crusade, Foundry,